SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  May 11, 2010

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated May 10, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   May 11, 2010

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

May 10, 2010

Tanzanian Royalty President Attends World Economic Forum

on Africa in Dar es Salaam

Tanzanian Royalty Exploration Corporation reports that its President, Joseph Kahama, attended the World Economic Forum on Africa which was held recently in Dar es Salaam.

The forum discussed ways to promote foreign investment in key African economic sectors where countries like Tanzania have a comparative economic advantage such as agriculture and mining. Mr. Kahama’s report follows below:

World Economic Forum on Africa Highlights Growth Potential

in Key Sectors Including Agriculture and Mining

(Dar es Salaam) More than 13 African heads of state, along with 1,000 business delegates and academics representing 85 countries, met in Dar es Salaam, Tanzania May 5-7, 2010 to discuss strategies to foster growth on the African continent in the aftermath of the global financial crisis.

Over a dozen international corporations supported The World Economic Forum on Africa as strategic partners including: ArcelorMittal; Cisco; CitiGroup; Dow Chemical Company; DuPont; Ernst & Young; Eskom; Hewlett-Packard Company; HCL Technologies; Intel Corporation; KPMG; McKinsey & Company; Microsoft Corporation; The Standard Bank Group Limited and Unilever.

Despite Africa’s huge potential, it suffers from lack of integration in the global economy as evidenced by the fact that the continent has the smallest share of global exports – a modest 3.5%.

In recent years, the pace of industrialization in Africa has been relatively slow but it remains on a positive trajectory as indicated by the 6% annual growth rates between 2003 and 2007. Initiatives are under way by several African nations to increase the rate by creating incentives to attract foreign investment.

Pat Davies, Chief Executive, Sasol, South Africa, and Co-Chair of the meeting, insisted there was no time for appropriate regulatory structures to be set up before initiating public-private partnerships.

“Focus on where there are markets and opportunities and use business to remove barriers,” he said.  Davies added that business needed reasonable certainty and predictability to create partnerships, claiming that companies would actually help create regulatory frameworks by making an investment decision.

One of the keys to unlocking Africa’s potential lies with young people who comprise 60% of the population. “Let’s take a bunch of young people and put their minds on fire. You should believe in the demographics [of Africa], make your human capital capable and entrepreneurship will happen,” said Co-Chair Ajai Chowdhry, Founder, HCL, Chairman and Chief Executive Officer, HCL Infosystems.

Another key to promoting Africa’s potential is to develop its agricultural sector, delegates were told. “All of us have to accept and understand that farming is business,” said Co-Chair Joergen Ole Haslestad, President and Chief Executive Officer, Yara International, Norway.

Eight international companies at the forum agreed to form an alliance to support the government of Tanzania in its Kilimo Kwanza Agriculture Initiative, a program initiated last June in hopes it will spark a green revolution across the country.

In order to curb food shortages and reduce the nation’s dependence on imported food, the government launched Kilimo Kwanza (literally “Agriculture First”) as a means of transforming its agricultural sector into a modern and commercial sector. The agricultural sector contributes about 27% to Tanzania’s Gross Domestic Product, brings 30% of its foreign exchange and employs 80% of the population in Tanzania.

Tanzania has more than 44 million hectares of arable land, most of which is still virgin, and a wide variety of ecological zones, climates and water resources.

David Tarimo, a Tax Partner at PricewaterhouseCoopers in Tanzania, noted that agriculture and mining are two sectors where the country has a comparative economic advantage and significant unexploited potential. In fact, he maintains they are critical if Tanzania is to achieve the economic growth aspirations articulated in the Vision 2025 goal of Tanzania as a middle income country.

Tarimo also pointed out that agriculture benefits from significant tax reliefs. Apart from the immediate write-off of plant and machinery, agricultural companies also benefit from the immediate write off of agricultural improvement expenditure (including the costs of clearing land and excavating irrigation channels, and planting perennial crops or tree bearing crops).

Buildings, structures and similar works of a permanent nature used in agriculture, livestock farming or fish farming are written off on a straight-line basis over five years.  Dams, water reservoirs and fences are also included in the category of buildings depreciable at 5% straight-line.

Mining companies are entitled to a 100% capital deduction in respect of prospecting and development capital expenditure, and can file income tax returns and accounts denominated in US dollars.

No customs duty is payable on imports by mining companies up to the first anniversary of the commencement of production, with duties thereafter capped at a rate of 5%.  The standard royalty rate on most minerals was recently increased to 4% which is compatible with other African jurisdictions.  The 2009 Budget removed fuel tax exemptions for the mining sector as well as certain VAT reliefs.

The World Economic Forum is a Geneva-based foundation that brings together business, political, intellectual and cultural leaders from around the world to discuss issues confronting the international community. This the first time the gathering has been held in East Africa.

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.